011-00514



12060946

OMB# 1557-0184
EXPIRES 5/31/2013

Form G-FIN

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 04 2012
02 REGISTRATIONS BRANCH

Notice of Government Securities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):
   - A. ☒ Comptroller of the Currency
   - B. ☐ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Office of Thrift Supervision
   - E. ☐ Securities and Exchange Commission

2. Filing status of notice (check as applicable):
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker & Dealer

3. Filing status of notice (check as applicable):
   - D. ☐ Notice
   - E. ☒ Amendment

4. A. Full name of the Financial Institution:
   CenterState Bank of Florida, Correspondent Banking & Investment Dept.

   B. Address of principal office of Financial Institution:
   1101 First Street South Winter Haven FL 33880

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):
   400 Interstate Parkway North, Suite 1200 Atlanta GA 30339

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
A. Bradford Jones	SVP	770-850-3400

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No
   (If yes, provide addresses and describe activities.)

3800 Colonade Parkway, Suite 200 Birmingham AL 35243
municipal activities include trading and sales
Acts as capacity of Government Securities
Dealer.

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Clemmons	William	Scott	SVP
Tucker	Mark	Richardson	SVP
Jones	Allan	Bradford	SVP
Albright	William	Andrew	SVP
Alspaugh	Richard	Fowler	SVP.
Montet	Kristin	Walsh	Compliance

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Allan	Bradford	Jones	SVP



Manual Signature

Date: 5/31/2012